July 24, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention: Jeff Gordon

   Claire Erlanger

   Eranga Dias

   Asia Timmons-Pierce

Re:	LQR House Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 14, 2023 File No. 333-272660

Ladies and Gentlemen:

We hereby submit the responses of LQR House Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 20, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed April 18, 2023

Form s-1/A filed July 14, 2023

Summary, page 1

1.	Please update this section to reflect the recent agreements and transactions referenced on page 13.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 1 to reflect the recent agreements and transactions referenced on page 13 in response to the Staff’s comment.

Nauth LPC ● www.nauth.com ● T 416.477.6031 ● F 416.477.6032

217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission July 24, 2023 Page 2

We rely on a limited number of suppliers, or, in some cases, a sole supplier, and may not be able to find replacements or immediately, page 13

2.	We note your added risk factor disclosure regarding your agreement with your sole supplier. It appears you are substantially dependent on this agreement. Please file the supply agreement as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and would like to advise the Staff that the Company has two agreements with Leticia Hermosillo Ravelero (the “Producer” or “Supplier”):

The Packaging of Origin Co-Responsibility Agreement and the Bottled at Origin Joint Responsibility Agreement

The Packaging of Origin Co-Responsibility Agreement dated July 6, 2020, as between Leticia Hermosillo Ravelero and Sean Dollinger, Dollinger Innovations Inc., and Dollinger Holdings LLC, was filed as Exhibit 10.3 in Amendment No. 1 to the S-1.

The Packaging of Origin Co-Responsibility Agreement was assigned to LQR House Inc. pursuant to an assignment agreement on June 30, 2023 by and among LQR House Inc. (assignee), Dollinger Innovations Inc., Dollinger Holdings LLC, and Sean Dollinger (assignor), and Leticia Hermosillo Ravelero. This assignment agreement was filed as Exhibit 10.30 in Amendment No. 1 to the S-1.

Pursuant to the assignment agreement, on July 11, 2023, Leticia Hermosillo Ravelero and LQR House Inc. signed a Bottled at Origin Joint Responsibility Agreement, with similar (but not identical) terms as the Packaging of Origin Co-Responsibility Agreement. As the Bottled at Origin Joint Responsibility Agreement contains the use of the “SWOL” trademark on page 6, the Company submitted documents to the Mexican Institute of Industrial Property to obtain registration with the Mexican Institute of Industrial Property on July 13, 2023. The Bottled at Origin Joint Responsibility Agreement was filed as Exhibit 10.31 in Amendment No. 1 to the S-1. The English translation of the registration filing obtained by the Company’s Mexican Intellectual Property Counsel on submitting documents to the Mexican Institute of Industrial Property on July 13 is filed as Exhibit 10.32 in Amendment No. 2 to the S-1.

The Shared Responsibility & Bonding Agreement

The Shared Responsibility & Bonding Agreement dated March 19, 2021, as between Sean Dollinger, Dollinger Innovations Inc., Dollinger Holdings, LLC, and Leticia Hermosillo Ravelero was filed as Exhibit 10.4 in Amendment No. 1 to the S-1.

The Shared Responsibility & Bonding Agreement was assigned to LQR House Inc. pursuant to an asset purchase agreement dated March 19, 2021, by and between LQR House Inc., as buyer, and Dollinger Innovations Inc., Dollinger Holdings LLC, and Sean Dollinger. This asset purchase agreement dated March 19, 2021 was filed as Exhibit 10.8 in Amendment No. 1 to the S-1.

www.nauth.com

U.S. Securities and Exchange Commission July 24, 2023 Page 3

On July 7, 2023, LQR House Inc., Dollinger Innovations Inc. and Leticia Hermosillo Ravelero signed a ratification of the agreement of assignment of rights of the Shared Responsibility and Bonding Agreement. This ratification agreement contained Leticia’s signature assenting to the assignment of the Shared Responsibility & Bonding Agreement. This ratification agreement dated July 7, 2023 was filed as Exhibit 10.29 in Amendment No. 1 to the S-1.

As the Shared Responsibility & Bonding Agreement contains the use of the “SWOL” trademark on page 6, the Company submitted documents to the Mexican Institute of Industrial Property to obtain registration with the Mexican Institute of Industrial Property on July 12, 2023. The English translation of the registration filing obtained by the Company’s Mexican Intellectual Property Counsel on submitting documents to the Mexican Institute of Industrial Property on July 12, 2023 is filed as Exhibit 10.33 in Amendment No. 2 to the S-1.

The Company's ability to import SWOL Tequila may be suspended at any time by the Mexican authorities., page 13

3.	We note that you have recently entered into agreements and submitted documents to the Mexican Institute of Industrial Property to obtain registration on July 12, 2023. Please clarify whether the company has had the necessary registration with Mexican authorities since the acquisition in 2021. If you have not had proper registration during this time, please include a new risk factor addressing any related risks.

Response: The Company respectfully acknowledges the Staff’s comment and would like to advise the Staff that the Shared Responsibility & Bonding Agreement between LQR House Inc. and Leticia Hermosillo Ravelero was not registered with the Mexican authorities after the acquisition on March 19, 2021 and prior to July 12, 2023. However, the Company would respectfully like to advise the Staff that there was no risk because the agreement is valid under Mexican Law between the parties from the moment of signature. Registration is required for said agreements to be enforceable against third parties (i.e. suppliers, distributors, consumers), and to give them publicity, but is valid between LQR House Inc. and Leticia Hermosillo Ravelero. The records of the Mexican Trademark Office are public. Thus, the publicity effects means that any third-party may consult the records of the MTO to confirm the validity of the agreement. In this sense, registration is a post-closing item and does not impact validity of the agreement, and thus LQR House Inc has full rights as from the moment of signature.

The Company would also like to respectfully advise the Staff that the Packaging of Origin Co-Responsibility Agreement was assigned to LQR House Inc. on June 30, 2023. However, the Company would respectfully like to advise the Staff that there was no risk between the Company’s date of inception and July 13, 2023, the date on which the Bottled at Origin Joint Responsibility Agreement was filed because the assignment is valid, has been ratified by all relevant parties (assignor, assignee and manufacturer), and has been submitted for registration before Mexican Authorities. As with the Shared Responsibility & Bonding Agreement, the agreement is valid from the moment of signature, and requires registration to be opposable before third parties.

General

4.	Please address any risks related to your agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief Executive Officer.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully notes that there are no material risks related to any agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and our Chief Executive Officer.

* * * * *

www.nauth.com

U.S. Securities and Exchange Commission July 24, 2023 Page 4

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Sean Dollinger, Chief Executive Officer LQR House Inc.

www.nauth.com